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Contact Us

STANTEC CONTACTS             THE KEITH COMPANIES CONTACTS
Simon Stelfox                Aram Keith
Manager, Investor Relations  TKC Chairman &CEO
Ph: (780) 917-7288           Ph: (949) 923-6001
SSTELFOX@STANTEC.COM

Jay Averill                  Financial Relations Board
Media Relations              Tricia Ross
Ph: (780) 917-7441           Ph: (617) 520-7064
JAYEXILL@STANTEC.COM

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